Filed by Immunex Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934

                                         Subject Company: Immunex Corporation
                                                Commission File No. 333-81832


The following is a Question and Answer article posted on the Immunex intranet on April 5, 2002, by Immunex Corporation in connection with the acquisition of Immunex Corporation by Amgen Inc. pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 16, 2001, by and among Amgen Inc., AMS Acquisition Inc. and Immunex Corporation. The Merger Agreement is on file with the Securities Exchange Commission as Annex A to Amendment No.1 to the joint proxy statement/prospectus on Form S-4, filed by Amgen Inc. and Immunex Corporation on March 22, 2002, and is incorporated by reference into this filing.


The Helix Project:  What happened and what's next

By Kristin Wennberg, capital projects communications associate, corporate communications


A little more than two weeks ago, Immunex announced that it was delaying further work on two administrative buildings and a warehouse at the Helix Project site. This decision garnered much local media attention and increased speculation about what will happen once the proposed acquisition of Immunex by Amgen is completed.

To get a clearer picture of how this decision was made and what it means for employees, Doug Williams, executive vice president and chief technology officer, and Susan Erb, vice president for corporate facilities and engineering, sat down with Immunews.




When the acquisition was first announced, it was said that the Helix Project would be built as part of the proposed agreement. Now work on some buildings has been put on hold. What happened?

Doug: The Immunex Executive Committee took a look at the construction process, recognizing that if the deal goes through, the original intention of the Helix Project, which was laboratories and corporate headquarters - will change. The corporate headquarters will be in Thousand Oaks. That's where the Amgen corporate headquarters is and will remain.

                  With that in mind, we took a look at what we were spending on the G/K buildings (corporate offices) and decided that it's a prudent business decision for our shareholders not to put those buildings up if in fact we're not going to need them on site once the deal closes. We made the decision internally to pull back on the construction of those buildings, but to continue construction of all the laboratory buildings.

                  If it turns out that the deal goes forward and it closes, it will have been a smart business decision to avoid those costs. If the deal doesn't go forward, we have the option of picking up where we left off and continuing construction.

Susan: We did an analysis of the office rental market in Seattle and currently there is a lot of office space available. So, we realized that the market is very soft for having the ability to lease out the office space to other companies, which is what we would have had to do if G/K was constructed and we didn't need it. So, this is the best business decision at this time for our business.


Let's talk a little bit about the decision to suspend some construction. When did that issue begin to emerge?

Susan: I would say that serious consideration of this happened in the last few weeks after we did an analysis of the current rental market for office space and took another look at the speed of the construction at the site.


Can you explain how the merger process works in terms of information flow, and why it was that employees received a general announcement regarding the Helix Project, but got more specific information in the media?

Doug: Well, I would argue that they got some incorrect information from the media, first and foremost. I'd also point out that Luke Timmerman (the reporter who wrote the story in The Seattle Times) isn't required to submit his story to legal counsel for approval prior to publication.

                  The process that we have to go through here in order to get communication out to everyone in the company is a complicated and rigorous process because of all the regulatory demands from various government agencies. There are lots of iterative steps in this process. It's no secret that this is a process that didn't work the way that we wanted it to. The announcement came too close to the time it was announced in the media and it didn't meet our needs to inform our employees first. Unfortunately, with all the inaccuracies in Luke's story, it created a sort of circus atmosphere that was unnecessary and unfortunate.

The newspaper quoted a source as saying that only 400 employees would be on the site. Is that accurate?

Doug: It's not accurate. I`m not sure where the number came from because frankly, I don't know what the number is. Until the acquisition is completed, it's impossible to throw a number out there.

So we don't have any rough numbers right now as to how many employees might be at the site?

Doug: I think until we have real numbers, we should avoid making guesses that will either give people comfort or make them nervous. Our desire is to communicate accurate information in a manner that's appropriate from a regulatory perspective. We've got to play by the rules.

Are we still to be under the assumption that less than five percent of the combined workforce of the two companies will lose their jobs?

Doug: I don't know what that number will turn out to be. That's the number that was put forward at the time the acquisition was announced. Obviously, as the integration process goes forward and the two companies make the right business decisions, that may influence how that number comes out. But again, no one knows what the number is, so, it's pointless for us to speculate until we've got good data. No matter how you slice it, if you give wrong numbers, it creates the wrong message to people.

Susan: I also think that we need to keep in mind that many employees may be offered jobs which require a move, and those employees may or may not take that opportunity. So, it's very hard to look at numbers because some of that reduction may be by employees' own choices.


Obviously there were lots of corporate functions and departments that were going to be housed in building G/K. What can you say about those functions in terms of whether they will remain in Seattle or not?

Doug: We don't know yet. But what I can say is that the goal is still to create a fully enabled site out there at Helix, and that will necessitate some degree of support functions being present on the site. But again, until we get through the formal process of planning for what "fully enabled" means, it's difficult to know how much of what we're referring to as corporate functions will actually be located out there. But there will have to be support for the site at Helix.

Should we not move forward with the administrative buildings, what will happen to the cafeteria, the fitness center, the library, the conference center and the auditorium? In other words, will there still be the amenities we've been told about?

Susan: We are still planning to have the amenities at the site and they will be relocated into the buildings that we're constructing right now. Employees working at Helix can look forward to all the amenities, including the cafeteria, the library and the fitness center.

If some corporate functions do remain, and we are going to have amenities, what does that mean for the buildings that remain? Will there be a redesign process?

Susan: Yes. We're looking at where we might put the amenities and how many offices we will have left in building D (labs) to support both the administrative staff and the scientific staff. We're working with the interior architects and are also looking at the site plan with our site planning architects.

Doug: The process that we've initiated involves the Immunex team that Susan put together, along with the architectural firms we've been working with. We need to figure out the best way to fit the amenities into the existing buildings to create the appropriate flow between buildings, etc. So we're using our own internal team that's been intimately involved with all the design decisions to come up with a variety of options we can look at.

Susan: Linda Park (director, research administration) is part of the team that is helping us look at that with respect to the scientific staff.

Will the employees who have been involved in the Helix Project to date (the "end users") be involved in this redesign process as well?

Doug: We are keeping in mind all the messages from employees that came out of that process. We are under construction right now, so, decisions will need to be made in fairly short order. But with Linda involved, rest assured that the voice of the science community will be heard in these planning processes.

That brings up a good question. The design of the Helix Project has a very collaborative feel to it. Will the principles that were set forth early on for the new site guide the redesign process?

  Susan: They will definitely guide the redesign. We still have the same mission, which is to create a collaborative environment for our scientists, and we have, as Doug said, listened to all the wants, desires and needs that our employees have for the new site.

Will anything change with the design and construction of the laboratories?

Doug: I think there probably will be some changes in the labs to make sure we've got adequate functionality and space for all the scientists we're going to have here on the site.

Early on we heard a lot about Seattle being the inflammation and immunology research center. Is that still in the vision of what could happen here, and if so, what does that mean for how many scientists might remain in Seattle, and how many Amgen scientists might come up here to create this new center?

Doug: The basic message that Seattle will be the center for inflammation and immunology research is still correct. Exactly what the structure will end up looking like is still evolving. We haven't changed that vision from the earliest days of discussing what Seattle is going to be. People need to stay tuned for more information on this. I think that the scientists and the science staff will be very pleased with what they see.

Obviously, there are lots of questions as we move toward the completion of this merger. What, if anything, can we say for certain?

Susan: For certain, we are still constructing world-class, state-of-the-art laboratory facilities. Bricks are going up and steel is going in.

Doug: I think we can say for certain that there are still lots of unanswered questions about the integration because we are still two separate companies. Clearly, we get a sense that employees want to know what's happening. Even if decisions haven't been made yet, they want to know what the process is. But we all have to be patient with the process. They should rest assured that we are doing what we think is the right thing in terms of trying to create an organization that they will be proud to be a part of.

If you had a personal message to give to employees right now, what would it be?

Doug: As difficult as it is without answers, just try to be patient and recognize that we are moving through a process that has a tremendous number of variables, and all of those variables require us to collect some data, understand it, and put it together to create a new integrated company. It's going to take some time. We're not going to have all the answers for a while. It will take time to implement whatever decisions are finally reached. We'll attempt to communicate what we can, as quickly as we can.


Susan: We do understand not knowing all the answers is difficult. I think we need to support each other as we go through this.

                                      ###


Forward Looking Statements
--------------------------

  Note: Except for the historical information contained herein, this Question and Answer article contains forward-looking statements that involve substantial risks and uncertainties. Among the factors that could cause actual results or timelines to differ materially are risks associated with research and clinical development, regulatory approvals, our supply capabilities and reliance on third-party manufacturers, product commercialization, competition, litigation and other risk factors listed from time to time in reports filed by Immunex with the SEC, including but not limited to risks described under the caption "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" within the most recently filed Immunex Form 10-K. The forward-looking statements contained in this Question and Answer article represent judgments as of the date of this letter. Immunex undertakes no obligation to publicly update any forward-looking statements.


  Where You can find Additional Information about the Acquisition
  ---------------------------------------------------------------

  In connection with the proposed acquisition, Immunex and Amgen filed with the SEC on March 22, 2002, Amendment No.1 to their joint proxy statement/prospectus that contains important information about the merger. Investors and security holders of Immunex and Amgen are urged to read the Amendment No. 1 to the joint proxy statement/prospectus filed with the SEC on March 22, 2002, and any other relevant materials filed by Immunex or Amgen because they contain, or will contain, important information about Immunex, Amgen and the acquisition. The Amendment No. 1 to the joint proxy statement/prospectus filed with the SEC on March 22, 2002, other relevant materials and any other documents filed, or to be filed, by Immunex or Amgen with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320, Attn: Investor Relations. Investors and security holders are urged to read the Amendment No.1 to the joint proxy statement/prospectus filed with the SEC on March 22, 2002 and any other relevant materials filed by Immunex or Amgen before making any voting or investment decision with respect to the Acquisition.

Immunex, Amgen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Immunex and Amgen in favor of the merger. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock, and information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amendment No. 1 to the joint proxy statement/prospectus for Immunex's annual meeting of shareholders and Amgen's annual meeting of stockholders, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Immunex, Amgen and their respective executive officers and directors in the merger by reading the Amendment No. 1 to the joint proxy statement/prospectus regarding the acquisition.